Exhibit 99.1

A Statement on behalf of Rogers Communications Inc.

TORONTO, Nov. 7, 2021 – Rogers Communications Inc. announced today that it will not seek an appeal of last week’s British Columbia Supreme Court ruling.

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians every day. Our founder, Ted Rogers, purchased his first radio station, CHFI™, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For more information:

media@rci.rogers.com

1-844-226-1338